UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 26, 2010

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On February 26, 2010, NTS Mortgage Income Fund (the "Fund") and its wholly-owned subsidiaries NTS/Virginia Development Company ("NTS/Virginia") and NTS/Lake Forest II Residential Corporation ("NTS/Lake Forest") executed various Consolidated and Amended and Restated Promissory Notes dated as of February 1, 2010. These Consolidated and Amended and Restated Promissory Notes include the principal balances of previous promissory notes that were issued in favor of NTS Development Company, Residential Management Company and/or NTS Financial Partnership and any additional advances or pay-offs made in December 2009 – January 2010. The Consolidated and Amended and Restated Promissory Notes bear interest at 5.34%, have a maturity date of March 31, 2010, and otherwise contain substantially the same terms and conditions as the notes previously issued. These notes are as follows:

Maker	In Favor Of	Amount Due
NTS Mortgage Income Fund	NTS Development Company	$487.100.73 .
NTS/Virginia Development Company	NTS Development Company	$59,748.80
NTS/Virginia Development Company	Residential Management Company	$3,074,417.79
NTS/Virginia Development Company	NTS Financial Partnership	$663,450.25
NTS/Lake Forest II Residential Corp.	Residential Management Company	$118,542.66

In addition to the Consolidated and Amended and Restated Promissory Notes mentioned above, the Fund and its affiliates also executed two new promissory notes dated as of February 1, 2010 for payroll billings and overhead fees incurred in 2009. These new notes bear interest at 5.34%, have a maturity date of March 31, 2010, and otherwise contain substantially the same terms and conditions as the notes previously issued by the Fund and its affiliates. These notes are as follows:

Maker	In Favor Of	Amount Due
NTS Mortgage Income Fund	Residential Management Company	$1,152.00
NTS/Lake Forest II Residential Corp.	NTS Development Company	$3,237.02

Orlando Lake Forest Joint Venture, a Florida joint venture (the "Joint Venture"), in which the Fund has a fifty percent (50%) ownership interest, executed a Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010. This Consolidated and Amended and Restated Promissory Note includes the principal balance of a previous promissory note that was issued in favor of Residential Management Company, plus advances made in January 2010. The Joint Venture also executed an Amended and Restated Promissory Note dated as of February 1, 2010 made payable NTS Development Company extending a note in the same principal amount previously due on December 31, 2009. Both of these notes bear interest at 5.34%, have a maturity date of March 31, 2010, and otherwise contain substantially the same terms and conditions as the notes previously issued. These notes are as follows:

Maker	In Favor Of	Amount Due
Orlando Lake Forest Joint Venture	Residential Management Company	$104,565.41
Orlando Lake Forest Joint Venture	NTS Development Company	$21,433.17

Based on the Fund's current budget, it is unlikely that the Fund and its subsidiaries will generate sufficient revenue to repay the promissory notes in full on a timely basis. The Fund intends to seek an extension on the maturity date of the notes or refinance the unpaid balance prior to the current maturity date. There can be no assurance that an acceptable extension or refinancing of the promissory notes will be achieved prior to maturity, or at all.

Copies of the newly executed promissory notes are attached to this Current Report on Form 8-K as Exhibits 10.1 – 10.9 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:

10.1 Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS Mortgage Income Fund payable to NTS Development Company

10.2 Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS/Virginia Development Company payable to NTS Development Company

10.3 Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS/Virginia Development Company payable to Residential Management Company

10.4 Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS/Virginia Development Company payable to NTS Financial Partnership

10.5 Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by NTS/Lake Forest II Residential Corporation payable to Residential Management Company

10.6 Promissory Note dated as of February 1, 2010, made by NTS Mortgage Income Fund payable to Residential Management Company

10.7 Promissory Note dated as of February 1, 2010, made by NTS/Lake Forest II Residential Corporation payable to NTS Development Company

10.8 Consolidated and Amended and Restated Promissory Note dated as of February 1, 2010, made by Orlando Lake Forest Joint Venture payable to Residential Management Company

10.9 Amended and Restated Promissory Note dated as of February 1, 2010, made by Orlando Lake Forest Joint Venture payable to NTS Development Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:



Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: February 26, 2010

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$487,100.73


Louisville, Kentucky
February 1, 2010


WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS MORTGAGE INCOME FUND** ("MIF"), a Delaware corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Consolidated and Amended and Restated Promissory Note dated April 11, 2009 made by Borrower payable to the order of Lender in the face principal amount of Two Hundred Ninety Thousand Two Hundred Thirteen Dollars and Eight Three Cents ($290,213.83) ("Note 2009-1"); and

(b) that certain Promissory Note dated May 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Sixteen Thousand Seven Hundred Thirty Nine Dollars and Twenty One Cents ($16,739.21) ("Note 2009-2"); and

(c) that certain Promissory Note dated August 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Eighty Five Thousand Two Hundred Fifteen Dollars and Forty Five Cents ($85,215.45) ("Note 2009-3"); and

(d) that certain Promissory Note dated October 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Thirty Nine Thousand Six Hundred Eighty Six Dollars and Five Cents ($39,686.05) ("Note 2009-4"); and

(e) that certain Promissory Note dated November 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Fifteen Thousand Eight Hundred Thirty Four Dollars and Eleven Cents ($15,834.11) ("Note 2009-5"); and

(f) that certain Promissory Note dated December 9, 2009 made by Borrower payable to the order of Lender in the face principal amount of Fourteen Thousand Four Hundred Six Dollars and Eleven ($14,406.11) ("Note 2009-6");

Note 2009-1 — Note 2009-6 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the month of January 2010 for payroll billings and overhead fees in the aggregate amount of Twenty Five Thousand Five Dollars and Ninety Seven Cents ($25,005.97) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated

Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of FOUR HUNDRED EIGTHY SEVEN THOUSAND ONE HUNDRED DOLLARS AND SEVENTY THREE CENTS ($487,100.73) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1. Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to

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in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

       7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's

office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title: President

BORROWER:

NTS MORTGAGE INCOME FUND,
a Delaware corporation



By: _____
Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$59,748.80

Louisville, Kentucky
February 1, 2010

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Promissory Note dated April 11, 2009 made by Borrower payable to the order of Lender in the face principal amount of Twenty One Thousand One Hundred Eighty Three Dollars and No Cents ($21,183.00) ("Note 2009-1"); and

(b) that certain Promissory Note dated August 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Thirty Four Thousand Seven Hundred Twenty Six Dollars and No Cents ($34,726.00) ("Note 2009-2"); and

(c) that certain Promissory Note dated October 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Thirteen Thousand Five Hundred Fourteen Dollars and No Cents ($13,514.00) ("Note 2009-3"); and

Note 2009-1 – Note 2009-3 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made certain credits to the Borrower during the month of December 2009 for payroll billing adjustments in the aggregate amount of Nine Thousand Six Hundred Seventy Four Dollars and Twenty Cents ($9,674.20) (the "Adjustments"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder and to include the amount of the Adjustments in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of FIFTY NINE THOUSAND SEVEN HUNDRED FORTY EIGHT DOLLARS AND EIGHTY CENTS ($59,748.80) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and,

in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

        (iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

        (iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

        (v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

        6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

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7.　　Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.　　**Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction**

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contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By:

Name: Brian F. Lavin
Title: President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By:

Name: Gregory A. Wells
Title: Executive Vice President

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$3,074,417.79   **Louisville, Kentucky**
                                                                   February 1, 2010

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Consolidated and Amended and Restated Promissory Note dated April 11, 2009 made by Borrower payable to the order of Lender in the face principal amount of One Million Four Hundred Forty Six Thousand Ninety Five Dollars and Eight Cents ($1,446,095.08) ("Note 2009-1"); and

(b) that certain Promissory Note dated May 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Sixty Six Thousand Two Hundred Forty Nine Dollars and Sixty Seven Cents ($166,249.67) ("Note 2009-2"); and

(c) that certain Promissory Note dated August 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Six Hundred Twenty Nine Thousand Eighty Six Dollars and Eighty Five Cents ($629,086.85) ("Note 2009-3"); and

(d) that certain Promissory Note dated September 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Eighty Eight Thousand One Hundred Sixty One Dollars and Sixty Seven Cents ($88,161.67) ("Note 2009-4"); and

(e) that certain Promissory Note dated October 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Seventy Four Thousand Three Hundred Seventy Six Dollars and Twenty Four Cents ($174,376.24) ("Note 2009-5"); and

(f) that certain Promissory Note dated November 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Eighty Three Thousand Two Hundred Twenty Nine Dollars and Thirty Six Cents ($183,229.36) ("Note 2009-6"); and

(g) that certain Promissory Note dated December 9, 2009 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Sixty Thousand Three Hundred Twenty Four Dollars and Two Cents ($160,324.02) ("Note 2009-7");

Note 2009-1 – Note 2009-7 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of November 2009, December 2009 and January 2010 for payroll billings and overhead

fees in the aggregate amount of Two Hundred Twenty Six Thousand Eight Hundred Ninety Four Dollars and Ninety Cents ($226,894.90) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of THREE MILLION SEVENTY FOUR THOUSAND FOUR HUNDRED SEVENTEEN DOLLARS AND SEVENTY NINE CENTS ($3,074,417.79) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and

expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold

3

each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title: President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation



By: _____
Name: Gregory A. Wells
Title: Executive Vice President

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$663,450.25

Louisville, Kentucky
February 1, 2010

WHEREAS, **NTS FINANCIAL PARTNERSHIP**, a Kentucky general partnership having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Amended and Restated Consolidated Promissory Note dated April 11, 2009 made by Borrower payable to the order of Lender in the face principal amount of Six Hundred Seven Thousand One Hundred Dollars and Twenty Five ($607,100.25) ("Note 2009-1"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of May 2009 – January 2010, and the Borrower has made certain paydowns towards these advances leaving an aggregate amount of Fifty Six Thousand Three Hundred Fifty Dollars and No Cents ($56,350.00) (the "Advances") due to the Lender; and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate Note 2009-1 in its entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of SIX HUNDRED SIXTY THREE THOUSAND FOUR HUNDRED FIFTY DOLLARS AND TWENTY FIVE CENTS ($663,450.25) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i) Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii) The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii) Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv) A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition

of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power

arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS FINANCIAL PARTNERSHIP,
a Kentucky general partnership

By:
Name: Brian F. Lavin
Title: President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By:
Name: Gregory A. Wells
Title: Executive Vice President

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$118,542.66

Louisville, Kentucky
February 1, 2010

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Amended and Restated Promissory Note dated April 11, 2009 made by Borrower payable to the order of Lender in the face principal amount of Thirty Six Thousand One Hundred Six Dollars and Ninety Cents ($36,106.90) ("Note 2009-1"); and

(b) that certain Promissory Note dated August 10, 2009 made by Borrower payable to the order of Lender in the face principal amount of Seventy Six Thousand Nine Hundred Thirty Dollars and Sixty Six Cents ($76,930.66) ("Note 2009-2");

Note 2009-1 – Note 2009-2 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of September – December 2009 for payroll billings and overhead fees in the aggregate amount of Five Thousand Five Hundred Five Dollars and Ten Cents ($5,505.10) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder and to include the amount of the Advances in the principal due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE HUNDRED EIGHTEEN THOUSAND FIVE HUNDRED FORTY TWO DOLLARS AND SIXTY SIX CENTS ($118,542.66) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1. Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i) Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii) The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and,

in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

      (iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

      (iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

      (v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

      6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction**

contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title: President

BORROWER:

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation



By: _____
Name: Gregory A. Wells
Title: Executive Vice President

PROMISSORY NOTE

$1,152.00   **Louisville, Kentucky**
                                                     February 1, 2010

FOR VALUE RECEIVED, **NTS MORTGAGE INCOME FUND** ("MIF"), a Delaware corporation (the "Borrower"), with an address at 10172 Linn Station Road, Louisville, Kentucky 40223, promises to pay to the order of **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation (the "Lender"), in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE THOUSAND ONE HUNDRED FIFTY TWO DOLLARS AND NO CENTS ($1,152.00) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for

anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i) Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii) The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii) Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv) A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v) Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6. Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any

Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7. Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in**

accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules. The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: _____

Name: Gregory A. Wells

Title: Secretary/Treasurer/Chief Financial Officer


PROMISSORY NOTE


$3,237.02   **Louisville, Kentucky**
February 1, 2010

FOR VALUE RECEIVED, **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation (the "Borrower"), with an address at 10172 Linn Station Road, Louisville, Kentucky 40223, promises to pay to the order of **NTS DEVELOPMENT COMPANY**, a Kentucky corporation (the "Lender"), in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of THREE THOUSAND TWO HUNDRED THIRTY SEVEN DOLLARS AND TWO CENTS ($3,237.02) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for

anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any

Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in**

accordance with the laws of the State where the Lender's office indicated above is located, **excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.


NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation



By: _____

Name: Gregory A. Wells

Title: Executive Vice President


CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$104,565.41

Louisville, Kentucky
February 1, 2010

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Promissory Note dated December 9, 2009 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Thousand Five Hundred Fifty Three Dollars and Seven Cents ($100,553.07) ("Note 2009-1"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the month of January 2010 for payroll billings and overhead fees in the aggregate amount of Four Thousand Twelve Dollars and Thirty Four Cents ($4,012.34) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate Note 2009-1 in its entirety hereunder and to include the amount of the Advances in the principal balance due this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE HUNDRED FOUR THOUSAND FIVE HUNDRED SIXTY FIVE DOLLARS AND FORTY ONE CENTS ($104,565.41) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments

received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. <u>Late Payments; Default Rate.</u> If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. <u>Prepayment.</u> The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. <u>Events of Default.</u> The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i) Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii) The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii) Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv) A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

2

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver

3

of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation

By:
Name: Brian F. Lavin
Title: President

BORROWER:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture

By: Orlando Lake Forest, Inc., its Managing
     General Partner

By:
Name: Gregory A. Wells
Title: Executive Vice President

AMENDED AND RESTATED
PROMISSORY NOTE

$21,433.17   **Louisville, Kentucky**
                                                             February 1, 2010

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Promissory Note dated December 9, 2009 made by Borrower payable to the order of Lender in the face principal amount of Twenty One Thousand Four Hundred Thirty Three Dollars and Seventeen Cents ($21,433.17) ("Note 2009-1"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to amend and restate Note 2009-1 hereunder to extend the Maturity Date of Note 2009-1 until March 31, 2010 which amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Note;

NOW THEREFORE, Borrower makes and grants to Lender this Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of TWENTY ONE THOUSAND FOUR HUNDRED THIRTY THREE DOLLARS AND SEVENTEEN CENTS ($21,433.17) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning February 1, 2010 until March 31, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be

construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and

payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to

be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By:

Name: Brian F. Lavin

Title: President

BORROWER:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture

By: Orlando Lake Forest, Inc., its Managing
       General Partner

By:

Name: Gregory A. Wells

Title: Executive Vice President